

GOLDCORP

GOLDCORP REPORTS 2016 SUSTAINABILITY PERFORMANCE

Vancouver, July 5, 2017 – GOLDCORP INC. (TSX: G, NYSE: GG) ("Goldcorp" or the "Company") has published its 11th annual Sustainability Report, which provides detailed insights into the Company's economic, environmental, and social performance.

"Our commitments to sustainability excellence, responsible mining and creating sustainable value for our stakeholders are fundamental operating principles imbedded in everything we do, beginning when the first exploration teams take the time and care to consult with communities and establish a spirit of openness, transparency and trust" said Brent Bergeron, Executive Vice President, Corporate Affairs and Sustainability at Goldcorp. "Our ability to continue operations and pursue growth in our business depends on long-lasting and mutually respectful relationships. Strong social, economic and environmental performance are important to our stakeholders and, in addition to reporting progress on our goals, our annual Sustainability Report offers Goldcorp another valuable opportunity to engage our stakeholders, respond to questions, and further focus our sustainability and social responsibility priorities."

Highlights of Goldcorp's 2016 sustainability performance include:

- Reduced All Injury Frequency Rate by 11%, from 282 reported injuries in 2015 to 221 in 2016.
- Launched an ambitious 10-year program called Towards Zero Water (H2Zero) to reduce fresh water consumption and improve water recycling rates at Goldcorp's operations.
- Implemented energy-reduction projects that saved 175,000 tonnes of CO2e, achieving 73% of the Company's five-year target to reduce annual greenhouse gas emissions by 20% from 2011 levels. Consistent with Goldcorp's energy and GHG emission goals, the Company announced development plans for Canada's first all-electric underground mine at its Borden project in Ontario.
- Surpassed targets set by the Catalyst Accord for 25% representation of women on the Company's board of directors by 2017, and the 30% Club Canada, which targets 30% representation of women on the board by 2019. Goldcorp's board is comprised of 33% women.
- Became a signatory to the Voluntary Principles on Security and Human Rights.
- Continued to actively participate in the Mining Association of Canada, the World Economic Forum, the UN Global Compact, the Prospectors and Developers Association of Canada and the International Council on Mining and Metals in support of responsible mining and sustainable development initiatives.

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- Rolled out standardized human rights training, certifying over 2,900 employees and contractors.

- Completed mine reclamation at El Sauzal in Mexico, the first mine closure in the industry completed in accordance with standards set by the International Cyanide Management Code.

- Distributed over US$20 million in community contributions throughout the regions where Goldcorp operates.

Transparency in all levels of reporting is fundamental to building and maintaining trust amongst the people and communities affected by Goldcorp's operations, and the Company is committed to continually improving the relevance, accessibility and transparency of its sustainability reporting.

Over this past year, Goldcorp faced a number of challenges, including a year of volatile commodity prices, a cyber-hacking incident, a fatality at the Marlin mine, and an illegal blockade at Penasquito. In response, Goldcorp will continue to refine policies and practices for environmental stewardship, strengthen community relationships, and work to ensure the health and safety of its employees, contractors, partners, and neighboring communities.

Goldcorp's discipline in cost control and value optimization combined with its commitment to sustainability and responsible mining practices are critical components of its overall strategy.

The full report, as well as a downloadable PDF, is available at www.goldcorp.com

The report is independently assured, and follows the requirements of the G4 Global Reporting Initiative, the United Nations Global Compact, and the International Council on Mining and Metals.

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

For further information, please contact:

INVESTOR CONTACT	MEDIA CONTACT
Etienne Morin	Christine Marks
Director, Investor Relations	Director, Corporate Communications
Telephone: (800) 567-6223	Telephone: (604) 696-3050
E-mail: info@goldcorp.com	E-mail: media@goldcorp.com